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Exhibit 12.1

	Pliant Corporation
	Calculation of Ratio of Earnings to Fixed Charges					Calculation of Ratio of Earnings to Fixed Charges and Preferred Dividends
	(Dollar Amounts in Millions)					(Dollar Amounts in Millions)
	2007	2006	2005	2004	2003	2007	2006
Earnings
Income (Loss) before taxes	$(15.1)	$185.1	$(109.9)	$(94.6)	$(87.8)	$(15.1)	$185.1
Plus fixed charges
Interest expense	81.4	75.0	106.3	97.9	85.8	81.4	75.0
Amortization of costs related to indebtedness	5.8	4.6	7.9	12.4	10.6	5.8	4.6
Interest Capitalized	1.2	0.9	0.6	0.3	0.5	1.2	0.9
Estimated interest factor on rent expense(1)	1.8	3.5	3.7	3.7	4.2	1.8	3.5
Preference security dividend requirements	—	—	—	—	—	—	0.3

Sub-total	75.1	269.1	8.6	19.7	13.3	75.1	269.4
Interest Capitalized	(1.2)	(0.9)	(0.6)	(0.3)	(0.5)	(1.2)	(0.9)
Preference security dividend requirements	—	—	—	—	—	—	(0.3)

Earnings available	$73.9	$268.2	$8.0	$19.4	$12.8	$73.9	$268.2

Fixed charges
Interest expense	$81.4	$75.0	$106.3	$97.9	$85.8	81.4	75.0
Amortization of costs related to indebtedness	5.8	4.6	7.9	12.4	10.6	5.8	4.6
Interest Capitalized	1.2	0.9	0.6	0.3	0.5	1.2	0.9
Estimated interest factor on rent expense(1)	1.8	3.5	3.7	3.7	4.2	1.8	3.5
Preference security dividend requirements						—	0.3

Fixed Charges and Preferred Dividends	$90.2	$84.0	$118.5	$114.3	$101.1	$90.2	$84.3

Deficiency in earnings to cover fixed charges	$(16.3)	$184.2	$(110.5)	$(94.9)	$(88.3)	$(16.3)	$183.9

Ratio of earnings to fixed charges	*	3.2	*	*	*	*	3.2

*
Calculation not meaningful as ratio is less than 1.0.

(1)
The interest factor in rent expense is estimated as one-third of rental expense.

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  Exhibit 12.1